Exhibit 99.1

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

On August 20, 2021, Brookfield Infrastructure Partners L.P. (“BIP” or the “partnership” and, together with its subsidiaries and operating entities, “Brookfield Infrastructure”), alongside institutional partners (the “IPL consortium”), acquired an effective 41% interest (IPL consortium total of 69%) in Inter Pipeline Ltd. (“IPL” or the “company”) (the “initial IPL acquisition”). Subsequently, the IPL consortium acquired the remaining interest of IPL not already owned by the IPL consortium (alongside the initial IPL acquisition, hereafter referred to as the “IPL acquisitions”), increasing BIP’s interest in IPL to 59% (IPL consortium total of 100%). Each IPL shareholder (“Shareholder”) received, per IPL share, C$20.00 in cash, 0.25 of a class A exchangeable subordinate voting share (“BIPC Share”) of Brookfield Infrastructure Corporation (“BIPC”) or 0.25 of a Class B exchangeable limited partnership unit (“Exchangeable LP Unit”) of Brookfield Infrastructure Corporation Exchange Limited Partnership. BIP acquired the 59% interest for total consideration of approximately $4 billion (IPL consortium total of $6.8 billion). The IPL acquisitions were funded through cash provided by the partnership of $1.4 billion (IPL consortium total of $3.4 billion), $1.9 billion of BIPC Shares and Exchangeable LP Units, and $0.5 billion of asset level debt raised on closing (IPL consortium total of $0.9 billion). In addition, Brookfield Infrastructure had an existing 3% interest in IPL (IPL consortium total of 10%) valued at $0.2 billion immediately prior to the initial IPL acquisition (IPL consortium total of $0.6 billion).

The following unaudited pro forma consolidated statements of operating results are presented to illustrate the estimated effects of the IPL acquisitions. These unaudited pro forma consolidated financial statements have been prepared by applying pro forma adjustments to the historical consolidated financial statements of the partnership for the nine months ended September 30, 2021 and for the year ended December 31, 2020 that have been previously filed with the U.S. Securities and Exchange Commission. The unaudited pro forma consolidated statement of operating results for the nine months ended September 30, 2021 and the year ended December 31, 2020 give effect to the IPL acquisitions as if they had occurred on January 1, 2020. All pro forma adjustments and their underlying assumptions are described in the notes to the unaudited pro forma consolidated financial statements. As a result of the initial IPL acquisition occurring on August 20, 2021, the acquired assets and liabilities are included within the statements of financial position as at September 30, 2021.

These unaudited pro forma consolidated statements of operating results have been prepared using the partnership and IPL’s respective financial statements as described below. In preparing these pro forma consolidated statements of operating results, management of the partnership has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. These unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial performance of the partnership. Actual amounts recorded upon finalization of the purchase price accounting may differ from these unaudited pro forma consolidated statements of operating results. Readers are cautioned to not place undue reliance on these unaudited pro forma consolidated financial statements.

All amounts are in millions of U.S. dollars, except where noted.

Unaudited Pro forma Statement of Operating Results

US$ MILLIONS, except where otherwise indicated			Transaction Adjustments
For the nine-month period ended September 30, 2021	BIP	IPL	Reclassification	Notes	Pro Forma Adjustments	Pro Forma Consolidated
Revenues	$8,285	$1,451	$—		$—	$9,736
Direct operating costs	(4,386)	—	(776)		—	(5,162)
General and administrative expenses	(293)	(440)	279		—	(454)
Depreciation and amortization expense	(1,486)	(163)	—	3a	(104)	(1,753)
Cost of sales	—	(776)	776		—	—
Loss on derivatives	—	(54)	54		—	—
	2,120	18	333		(104)	2,367
Interest expense	(1,085)	—	(75)	3b	(43)	(1,203)
Financing charges	—	(75)	75		—	—
Share of earnings from investments in associates and joint ventures	101	—	—		—	101
Fair value adjustments	—	—	—		—	—
Mark-to-market on hedging items	(4)	—	(54)		—	(58)
Gain on sale of assets	—	55	(55)		—	—
Other income (expenses)	1,658	—	(224)		—	1,434
Income before income tax	2,790	(2)	—		(147)	2,641
Income tax (expense) recovery
Current	(259)	(6)			—	(265)
Deferred	(276)	18		3c	34	(224)
Net income	$2,255	$10	$—		$(113)	$2,152
Attributable to:
Limited partners	$506	$—	$4	3	$(43)	$467
General partner	154	—	—	3	—	154
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	209	—	1	3	(18)	192
Class A shares of Brookfield Infrastructure Corporation	83	—	1	3	(8)	76
Exchange LP Units(1)	3	—	—	3	—	3
Interest of others in operating subsidiaries	1,300	—	4	3	(44)	1,260
Preferred unitholders	—	—	—	3	—	—
Basic and diluted earnings (loss) per unit attributable to:
Limited partners	$1.60	$—	$0.01		$(0.15)	$1.46

(1)	Includes non-controlling interest attributable to exchangeable units of Brookfield Infrastructure Partners Exchange LP and Exchangeable LP Units.

Unaudited Pro forma Statement of Operating Results

US$ MILLIONS, except where otherwise indicated				Transaction Adjustments
For the year ended December 31, 2020	BIP	IPL (CAD$ millions)	IPL(1)	Reclassification	Notes	Pro Forma Adjustments	Pro Forma Consolidated
Revenues	$8,885	$2,401	$1,792	$—		$—	$10,677
Direct operating costs	(4,843)	(568)	(424)	(504)		—	(5,771)
General and administrative expenses	(312)	(187)	(140)	—		—	(452)
Depreciation and amortization expense	(1,705)	(360)	(269)	—	3a	(162)	(2,136)
Cost of sales	—	(677)	(504)	504		—	—
Loss on derivatives	—	—	—	—		—	—
	2,025	609	455	—		(162)	2,318
Interest expense	(1,179)	—	—	(142)	3b	(69)	(1,390)
Financing charges	—	(190)	(142)	142			—
Share of earnings from investments in associates and joint ventures	131	—	—	—		—	131
Fair value adjustments	—	—	—	—		—	—
Mark-to-market on hedging items	(16)	—	—			—	(16)
Gain on sale of assets	—	54	40	(40)		—	—
Other income (expenses)	234	—	—	40		—	274
Income before income tax	1,195	473	353	—		(231)	1,317
Income tax (expense) recovery
Current	(237)	(7)	(5)	—		—	(242)
Deferred	(54)	(107)	(80)	—	3c	55	(79)
Net income	$904	$359	$268	$—		$(176)	$996
Attributable to:
Limited partners	$141	$—	$—	$97	3	$(67)	$171
General partner	183	—	—	1	3	—	184
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	55	—	—	40	3	(28)	67
Class A shares of Brookfield Infrastructure Corporation	14	—	—	20	3	(14)	20
Exchange LP Units(2)	1	—	—	—		—	1
Interest of others in operating subsidiaries	510	—	—	110	3	(67)	553
Preferred unitholders	—	—	—	—	3	—	—
Basic and diluted earnings (loss) per unit attributable to:
Limited partners	$0.35	$—	$—	$0.33		$(0.23)	$0.45

(1)	Amounts in CAD were translated to USD using average exchange rate for the year ending December 31, 2020 of CAD$1 = US$0.7465
(2)	Includes non-controlling interest attributable to exchangeable units of Brookfield Infrastructure Partners Exchange LP and Exchange LP Units.

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited)

1. Description of the Transaction

Brookfield Infrastructure Partners L.P. (“BIP” or the “partnership” and, together with its subsidiaries and operating entities, “Brookfield Infrastructure”) owns and operates utilities, transport, midstream and data businesses in North and South America, Europe and the Asia Pacific region. Brookfield Infrastructure Corporation (“BIPC”) and its subsidiaries own and operate regulated utilities investments in Brazil and the U.K. BIPC is a subsidiary of our partnership.

On August 20, 2021, BIP, alongside institutional partners (the “IPL consortium”), acquired an effective 41% interest (IPL consortium total of 69%) in Inter Pipeline Ltd. (“IPL” or the “company”). Subsequently, the IPL consortium acquired the remaining interest of IPL not already owned by the IPL consortium (alongside the initial acquisition, hereafter referred to as the “IPL acquisitions”), increasing BIP’s interest in IPL to 59% (IPL consortium total of 100%). BIP acquired the 59% interest for total consideration of approximately $4 billion (IPL consortium total of $6.8 billion). The IPL acquisitions were funded through cash provided by the partnership of $1.4 billion (IPL consortium total of $3.4 billion), $1.9 billion of class A exchangeable subordinate voting shares (“BIPC Shares”) of BIPC and Class B exchangeable limited partnership units (“Exchangeable LP Units”) of Brookfield Infrastructure Corporation Exchange Limited Partnership, and $0.5 billion of asset level debt raised on closing (IPL consortium total of $0.9 billion). In addition, Brookfield Infrastructure had an existing 3% interest in IPL (IPL consortium total of 10%) valued at $0.2 billion immediately prior to the IPL acquisition on August 20, 2021 (IPL consortium total of $0.6 billion).

These pro forma consolidated statements of operating results have been prepared by the partnership to reflect the impact of the IPL acquisitions. The pro forma consolidated financial statements have been prepared from and should be read in conjunction with:

•	the audited annual financial statements of the partnership, together with the notes thereto, as of and for the year ended December 31, 2020;

•	the unaudited interim financial statements of the partnership, together with the notes thereto, as at and for the nine months ended September 30, 2021;

•	the audited annual financial statements of IPL, together with the notes thereto, as of and for the year ended December 31, 2020, which have been filed as Exhibit 99.1 to the Report on Form 6-K of the partnership, dated November 10, 2021; and

•	the unaudited interim financial statements of IPL, together with the notes thereto, as at and for the six months ended June 30, 2021, which have been filed as Exhibit 99.1 to the Report on Form 6-K of the partnership, dated August 10, 2021.

In preparing these pro forma consolidated financial statements, management of the partnership has made certain assumptions that affect the amounts reported in these pro forma consolidated financial statements. Such pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial performance of the partnership. Actual amounts recorded upon finalization of the purchase price accounting may differ from such pro forma consolidated financial statements. Shareholders are cautioned to not place undue reliance on such pro forma consolidated financial statements. Certain reclassifications were made in respect of IPL’s financial statement presentation to conform to the partnership’s financial statement presentation. Net income reported by IPL were reallocated to components of the partnership’s equity and basic and diluted earnings (loss) per unit attributable to limited partners were recalculated based on units outstanding during the period presented.

2. IPL Acquisition

On August 20, 2021, BIP acquired an effective 41% interest (IPL consortium total of 69%). Subsequently, the IPL consortium acquired the remaining interest of IPL not already owned by the IPL consortium, increasing BIP’s interest in IPL to 59% (IPL consortium total of 100%).

The following table presents the operating results of IPL for the period from January 1, 2021 to August 20, 2021.

Unaudited Statement of Operating Results

	Pre-acquisition Jan 1, 2021 to June 30, 2021		Pre-acquisition July 1, 2021 to August 20, 2021		Pre-acquisition Jan 1, 2021 to August 20, 2021
US$ MILLIONS, except where otherwise indicated	IPL (CAD $ millions)	IPL(1)	IPL (CAD $ millions)	IPL(2)	IPL
Revenues	$1,400	$1,123	$411	$328	$1,451
Direct operating costs	—	—	—	—	—
General and administrative expenses	(123)	(99)	(428)	(341)	(440)
Depreciation and amortization expense	(147)	(118)	(57)	(45)	(163)
Cost of sales	(739)	(592)	(231)	(184)	(776)
Loss on derivatives	(55)	(44)	(12)	(10)	(54)
	336	270	(317)	(252)	18
Interest expense	—	—	—	—	—
Financing charges	(73)	(59)	(20)	(16)	(75)
Share of earnings from investments in associates and joint ventures	—	—	—	—	—
Fair value adjustments	—	—	—	—	—
Mark-to-market on hedging items	—	—	—	—	—
Gain on sale of assets	70	56	(1)	(1)	55
Other income (expenses)	—	—	—	—	—
Income before income tax	333	267	(338)	(269)	(2)
Income tax (expense) recovery
Current	(6)	(5)	(1)	(1)	(6)
Deferred	(54)	(43)	76	61	18
Net income	$273	$219	$(263)	$(209)	$10

(1)	Amounts in CAD were translated to USD using average exchange rate for the six-month period ending June 30, 2021 of CAD$1 = US$0.8022
(2)	Amounts in CAD were translated to USD using average exchange rate for the period from July 1, 2021 to August 20, 2021 of CAD$1 = US$0.7971

3. Pro Forma Adjustments to the Consolidated Statements of Operating Results

The Pro Forma Consolidated Statements of Operating Results for the nine months ended September 30, 2021 and for the year ended December 31, 2020 have been adjusted to give effect as if the IPL acquisitions had occurred on January 1, 2020.

a)	As part of the IPL acquisitions, the purchase price allocation resulted in an increase to the carrying values of property, plant and equipment and intangible assets of $2.5 billion with useful lives of approximately 10 to 30 years. Depreciation and amortization expense has been adjusted to reflect the incremental pro forma fair value of property, plant and equipment and intangible assets.

b)	Interest expenses have been adjusted to reflect incremental borrowings at the asset and partnership level to fund the cash component of the transactions.

c)	Deferred income taxes have been adjusted at a tax rate of 23% for the nine months ended September 30, 2021 and 24% for the year ended December 31, 2020, to approximate the tax impacts of the adjustments noted above. The rates are based on the statutory tax rates of IPL as disclosed in Note 7 of IPL’s consolidated financial statements for the six-month period ended June 30, 2021 and Note 15 of IPL’s consolidated financial statements for the year ended December 31, 2020, and therefore would be applicable to the incremental pro forma adjustments related to depreciation and amortization and interest expenses.

4. Master Services Agreement with Brookfield

Brookfield and its subsidiaries provide management services to the partnership pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, on a quarterly basis, the partnership pays a base management fee to the Service Provider equal to 0.3125% (1.25% annually) of the market value of our partnership. For purposes of calculating the base management fee, the market value of our partnership is equal to the aggregate value of all the outstanding units, preferred units and securities of the other service recipients, which includes BIPC, plus all outstanding third party debt with recourse to a service recipient, less all cash held by such entities. Based on $1.9 billion of BIPC Shares and Exchangeable LP Units issued in connection with the IPL acquisitions, the base management fee is expected to increase by $24 million annually.